Exhibit 99.4

FOR IMMEDIATE RELEASE

ChemGenex Confirms Planned NDA Rolling Submission for Omacetaxine Following Meeting with U.S. FDA

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (April 14, 2008). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) today confirmed its intent to initiate a rolling New Drug Application (NDA) submission in support of omacetaxine mepesuccinate (formerly known as Ceflatonin®) for the treatment of imatinib-resistant chronic myeloid leukemia (CML) patients with the T315I mutation in late Q2, 2008. This decision follows a recent pre-NDA (New Drug Application) discussion with the U.S. Food and Drug Administration (FDA).

It is currently anticipated that the rolling NDA submission will commence with the filing of the non-clinical section in mid- 2008, followed by filings of the CMC (Chemistry and Manufacturing Controls) section and the clinical section in mid 2009.

The Fast Track designation granted for omacetaxine in November 2006 enables ChemGenex to file the NDA on a rolling basis as data become available. This permits the FDA to review the filing as it is received, rather than waiting for the entire document prior to commencing the review process.

"We are very pleased with the open and constructive discussion between ChemGenex and the FDA" said Dr. Greg Collier, ChemGenex’s Managing Director and Chief Executive Officer. "T315I+ positive CML is an unmet medical need, and we will continue an active dialog with the FDA as we work towards filing the NDA package.”

Supporting the confirmation of intended regulatory submission timing, ChemGenex is delighted to announce that Luana Staiger has joined the company as Vice President of Regulatory Affairs. Ms. Staiger will oversee the company's global regulatory development plans and be responsible for the company's regulatory submissions. Ms. Staiger has been working in the pharmaceutical and biotechnology industry for over 20 years, and has significant experience in regulatory affairs, quality assurance, and project management. Ms. Staiger’s experience in regulatory affairs management and product submissions with both the U.S. FDA and European regulatory authorities will be invaluable to the company over the coming year.

Ceflatonin® is a registered trade-mark of ChemGenex Pharmaceuticals Limited.

ChemGenex Confirms Planned NDA Rolling Submission for Omacetaxine Following Meeting with U.S. FDA

About ChemGenex Pharmaceuticals Limited	(http://www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing personalized oncology medicines. ChemGenex harnesses the power of genomics both to discover novel targets and drug compounds, and in clinical trials to develop more individualized treatment outcomes. ChemGenex’s lead compound, omacetaxine mepesuccinate (formerly known as Ceflatonin®), is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML). ChemGenex has a second anticancer compound, amonafide dihydrochloride (formerly known as Quinamed®) which is in phase 2 clinical development for various solid cancers, and a portfolio of assets in pre-clinical development. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Contacts

ChemGenex Information

Dr. Greg Collier
CEO and Managing Director
Cell (Australia): +61 419 897 501
Cell (USA): +1 650 200 8145
Email: gcollier@chemgenex.com

Media Relations – Australia	Media Relations - USA

Rebecca Wilson	Joan Kureczka
Buchan Consulting	Kureczka/Martin Associates
Tel: +61 2 9237 2800	Tel: +1 415 821 2413
Cell: + 61 (0) 417 382 391	Email: Jkureczka@comcast.net
Email: rwilson@bcg.com.au

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

Level 4, 199 Moorabool St, Geelong, Victoria 3220, Australia Telephone: +61 3 5223 9900 Facsimile: +61 3 5229 0100
Email: chemgenex@chemgenex.com  ABN 79 000 248 304